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                     August 30, 2021

       Lisa Peraza
       Vice President, Chief Accounting Officer
       Heron Therapeutics, Inc.
       4242 Campus Point Court, Suite 200
       San Diego, CA 92121

                                                        Re: Heron Therapeutics,
Inc.
                                                            Form 10-K for the
Fiscal Years Ended December 31, 2020
                                                            Filed February 24,
2021

       Dear Ms. Peraza:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences